David G. Peinsipp T: +1 415 693 2177 dpeinsipp@cooley.com	VIA FEDEX AND EDGAR

March 23, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Mark P. Shuman

                     Matthew Crispino

RE:	Zynga Inc. Registration Statement on Form S-1 Filed on March 14, 2012 File No. 333-180078

Ladies and Gentlemen:

On behalf of Zynga Inc. (“Zynga” or the “Company”), we are submitting this letter and the following information in response to a letter, dated March 20, 2012, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), filed on March 14, 2012. We are also electronically transmitting for filing Amendment No. 1 (the “Amendment”) to the Registration Statement. We are sending the Staff a courtesy package of this letter and the Amendment, including a version that is marked to show changes to the Registration Statement filed on March 14, 2012.

For the Staff’s convenience, we have incorporated your comment into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Amendment. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

Prospectus Summary

Overview, page 1

1.	We note your discussion in this section of the changes in your revenues and bookings from 2009 to 2011. We do not believe that it is appropriate to provide a discussion of only your revenue growth in the prospectus summary. Financial information needs to be presented contextually in light of other relevant financial results. Accordingly, please balance your disclosure by including a discussion of other financial results, such as your net income/loss for the same periods, in order to put your revenue growth in proper context for investors.

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM

Securities and Exchange Commission

March 23, 2012

Page Two

In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the Amendment.

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101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM

Securities and Exchange Commission

March 23, 2012

Page Three

Please contact me at (415) 693-2177 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ David G. Peinsipp

David G. Peinsipp

cc:	David M. Wehner, Zynga Inc.

Reginald D. Davis, Zynga Inc.

Karyn R. Smith, Zynga Inc.

Devang S. Shah, Zynga Inc.

Chrystal N. Menard, Zynga Inc.

Kenneth L. Guernsey, Cooley LLP

Eric C. Jensen, Cooley LLP

Keith F. Higgins, Ropes & Gray LLP

Brian C. Erb, Ropes & Gray LLP

Pat Hyek, Ernst & Young, LLP

Remco Bartman, Ernst & Young, LLP

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM